Exhibit 99.1

Thomson Reuters Reports First-Quarter 2024 Results

TORONTO, May 2, 2024 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the first quarter ended March 31, 2024:

•	Revenue momentum continued in the first quarter
o	Total company revenues up 8% / organic revenues up 9%
•	Organic revenues up 10% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Based on Q1 performance, moderately raised 2024 outlook for total and organic revenue growth
o	Maintained guidance on all other metrics
•	Sold 10.1 million shares of London Stock Exchange Group (LSEG) in the first quarter for gross proceeds of $1.2 billion
•	Raised annual common dividend by 10% to $2.16
•	Repurchased over $350 million of the company’s common shares in the first quarter
o	Current $1.0 billion share buyback program expected to conclude by end of the second quarter of 2024

“We have delivered an encouraging start to 2024, underscored by a strong financial performance and raised outlook, building on the momentum of the past year,” said Steve Hasker, President and CEO of Thomson Reuters. “As we chart our course through 2024, we remain committed to investing in content-driven technology that helps professionals make complex decisions with confidence. With an exciting AI product roadmap and strategic acquisitions shaping our core operations, we are confident we will continue to lead the way in transforming professional work.”

Mr. Hasker added, “Looking ahead, we remain focused on continuing our track record of solid execution, as we work to accelerate Thomson Reuters’ growth potential. This includes a continued focus on allocating capital to drive sustainable long-term value creation.”

Consolidated Financial Highlights—Three Months Ended March 31

Three Months Ended March 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2024	2023		Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,885	$1,738		8%
Operating profit	$557	$508		10%
Diluted earnings per share (EPS)	$1.06	$1.59		-33%
Net cash provided by operating activities	$432	$267		60%

Non-IFRS Financial Measures(1)
Revenues	$1,885	$1,738		8%	8%
Adjusted EBITDA	$806	$677		19%	19%
Adjusted EBITDA margin	42.7%	38.8%		390bp	390bp
Adjusted EPS	$1.11	$0.84	(2)	32%	32%
Free cash flow	$271	$133		101%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2)  As of September 2023, we amended our definition of adjusted earnings to exclude amortization from acquired computer software. The comparative 2023 period has been revised to reflect the current period presentation. For additional information, see the “Non-IFRS Financial Measures” section of this news release.

Thomson Reuters Reports First-Quarter 2024 Results

Revenues increased 8%, driven by growth in recurring and transactions revenues. Net divestitures had a 1% negative impact on revenues and foreign currency had no impact.

o	Organic revenues increased 9%, driven by 9% growth in recurring revenues (76% of total revenues) and 22% growth in transactions revenues. Global Print revenues decreased 10% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 10% and collectively comprised 83% of total revenues.

Operating profit increased 10%, primarily reflecting higher revenues.

o	Adjusted EBITDA increased 19%, also reflecting higher revenues. The related margin increased to 42.7% from 38.8% in the prior-year period. Foreign currency had no impact on the adjusted EBITDA margin.

Diluted EPS decreased to $1.06 compared to $1.59 in the prior-year period as the prior-year period included a significant increase in the value of our investment in LSEG. In the first quarter of 2024, diluted EPS benefited from a reduction in weighted-average common shares outstanding due to share repurchases and the company’s June 2023 return of capital transaction.

o

Adjusted EPS, which excludes the changes in value of the company’s LSEG investment, as well as other adjustments, increased to $1.11 per share from $0.84 per share in the prior-year period, primarily due to higher adjusted EBITDA. Adjusted EPS also benefited from a reduction in weighted-average common shares.

Net cash provided by operating activities increased by $165 million due to the cash benefits from higher operating profit. The prior-year period also included $63 million of payments associated with the company’s Change Program, which was completed at the end of 2022.

o	Free cash flow increased $138 million primarily due to the same factors as above.

Thomson Reuters Reports First-Quarter 2024 Results

Highlights by Customer Segment—Three Months Ended March 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	March 31,		Change
	2024	2023	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$721	$714	1%	1%	7%
Corporates	507	435	17%	16%	12%
Tax & Accounting Professionals	328	282	16%	17%	14%

“Big 3” Segments Combined(1)	1,556	1,431	9%	9%	10%
Reuters News	210	175	20%	21%	17%
Global Print	124	138	-10%	-10%	-10%
Eliminations/Rounding	(5)	(6)

Revenues	$1,885	$1,738	8%	8%	9%

Adjusted EBITDA(1)
Legal Professionals	$342	$318	7%	8%
Corporates	193	154	26%	25%
Tax & Accounting Professionals	181	149	21%	22%

“Big 3” Segments Combined(1)	716	621	15%	16%
Reuters News	60	29	105%	109%
Global Print	47	50	-6%	-7%
Corporate costs	(17)	(23)	n/a	n/a

Adjusted EBITDA	$806	$677	19%	19%

Adjusted EBITDA Margin(1)
Legal Professionals	47.4%	44.6%	280 bp	310 bp
Corporates	37.8%	35.1%	270 bp	260 bp
Tax & Accounting Professionals	55.0%	51.4%	360 bp	360 bp
“Big 3” Segments Combined(1)	45.8%	43.1%	270 bp	290 bp
Reuters News	28.3%	16.6%	1170 bp	1190 bp
Global Print	38.2%	36.5%	170 bp	130 bp
Adjusted EBITDA margin	42.7%	38.8%	390 bp	390 bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports First-Quarter 2024 Results

Legal Professionals

Revenues increased 1% to $721 million, as organic revenue growth of 7% was largely offset by the negative impact from net divestitures.

o	Recurring revenues increased 4% (97% of total, 7% organic). Organic growth was primarily driven by Westlaw, Practical Law, CoCounsel, HighQ and the segment’s international businesses.
o	Transactions revenues decreased 44% (3% of total, increased 4% organic).

Adjusted EBITDA increased 7% to $342 million.

o	The margin increased to 47.4% from 44.6% driven by higher revenues and lower costs.

Corporates

Revenues increased 16% to $507 million, including the acquisition impact of Pagero. Organic revenues increased 12%.

o	Recurring revenues increased 13% (73% of total, 11% organic). Organic growth was primarily driven by Practical Law, Indirect Tax, Pagero and the segment’s international businesses.
o	Transactions revenues increased 26% (27% of total, 16% organic). Organic growth was primarily driven by strong seasonal demand at Trust and Confirmation.

Adjusted EBITDA increased 26% to $193 million.

o	The margin increased to 37.8% from 35.1%, driven by higher revenues.

Tax & Accounting Professionals

Revenues increased 17% to $328 million. Organic revenues increased 14%.

o	Recurring revenues increased 14% (61% of total, all organic). Organic growth was driven by the segment’s Latin America business and UltraTax.
o	Transactions revenues increased 23% (39% of total, 15% organic) primarily due to seasonal strength at SurePrep, UltraTax and Confirmation.

Adjusted EBITDA increased 21% to $181 million.

o	The margin increased to 55.0% from 51.4%, primarily driven by higher revenues.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports First-Quarter 2024 Results

Reuters News

Revenues of $210 million increased 21% (17% organic) driven primarily by Generative AI related content licensing revenue that was largely transactional in nature.

Adjusted EBITDA increased 105% to $60 million driven by higher revenues.

Global Print

Revenues of $124 million decreased 10% on an organic basis, impacted in part by the migration of customers from a Global Print product to Westlaw.

Adjusted EBITDA decreased 6% to $47 million.

o	The margin increased to 38.2% from 36.5%, reflecting lower costs.

Corporate Costs

Corporate costs were $17 million, compared to $23 million in the prior-year period.

2024 Outlook

The company moderately raised its 2024 outlook for total and organic revenue growth due its strong performance in the first quarter and maintained all other measures in its outlook.

The company’s outlook for 2024 in the table below assumes constant currency rates and excludes the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its second-quarter 2024 organic revenue growth to be approximately 6% and its adjusted EBITDA margin to be approximately 36%.

The company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports First-Quarter 2024 Results

Reported Full-Year 2023 Results and Full-Year 2024 Outlook

Total Thomson Reuters	FY 2023 Reported	FY 2024 Outlook 2/8/2024	FY 2024 Outlook 5/2/2024

Total Revenue Growth	3%	~ 6.5%	6.5% - 7.0%

Organic Revenue Growth(1)	6%	~ 6%	6.0% - 6.5%

Adjusted EBITDA Margin(1)	39.3%	~ 38%	Unchanged

Corporate Costs	$115 million	$120 - $130 million	Unchanged

Free Cash Flow(1)	$1.9 billion	~ $1.8 billion	Unchanged

Accrued Capex as % of Revenue(1)	7.8%	~ 8.5%	Unchanged

Depreciation & Amortization of Computer Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$628 million $556 million $72 million	$730 - $750 million $595 - $615 million ~ $135 million	Unchanged Unchanged Unchanged

Interest Expense (P&L)(2)	$164 million(2)	$150 - $170 million	Unchanged

Effective Tax Rate on Adjusted Earnings(1)	16.5%	~ 18%	Unchanged

“Big 3” Segments(1)	FY 2023 Reported	FY 2024 Outlook 2/8/2024	FY 2024 Outlook 5/2/2024

Total Revenue Growth	3%	~ 8%	8.0% - 8.5%

Organic Revenue Growth	7%	~ 7.5%	7.5% - 8.0%

Adjusted EBITDA Margin	43.8%	~ 43%	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Full-year 2023 interest expense excludes a $12 million benefit associated with the release of a tax reserve that is removed from adjusted earnings.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2024 may differ materially from the company’s 2024 outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports First-Quarter 2024 Results

Acquisitions

In first quarter of 2024, the company acquired 99.58% of Pagero Group AB (Pagero) for $767 million. Pagero is a global leader in e-invoicing and indirect tax solutions, which it delivers through its Smart Business Network. Pagero links customers, suppliers, and institutions, allowing for the automated, compliant, and secure exchange of digital orders, invoices, and other business documents.

In January 2024, the company also acquired World Business Media Limited, a cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry. This acquisition is in line with Reuters’ strategic priority to provide must-have news and insight for new customer markets and professional verticals.

Dividends

In February 2024, the company announced a 10% or $0.20 per share annualized increase in the dividend to $2.16 per common share, representing the 31st consecutive year of dividend increases. A quarterly dividend of $0.54 per share is payable on June 10, 2024 to common shareholders of record as of May 16, 2024.

Share Repurchases – Update on $1.0 Billion Buyback Program

In November 2023, Thomson Reuters announced its plans to repurchase up to $1.0 billion of its common shares.

From November 2023 through April 30, 2024, the company repurchased approximately 5.6 million of its common shares under this buyback program, for a total spend of $819 million. As of April 30, 2024, Thomson Reuters had approximately 450.7 million common shares outstanding.

Subject to market conditions, the company anticipates completing the $1.0 billion program by the end of the second quarter of 2024.

LSEG Ownership Interest

Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium. During the first quarter of 2024, the company sold 10.1 million shares that it indirectly owned and received $1.2 billion of gross proceeds.

On May 1, 2024, the company agreed to sell to LSEG approximately 1.6 million LSEG shares that it indirectly owned for approximately $175 million in an off-market purchase pursuant to the terms of a buyback contract that was approved by LSEG’s shareholders on April 25, 2024. In order to enable the off-market purchase, LSEG agreed to a limited variation of the contractual lock-up provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares.

As of May 1, 2024, after the completion of the above transaction, Thomson Reuters indirectly owned approximately 4.3 million LSEG shares, which had a market value of approximately $0.5 billion based on LSEG’s closing share price on that day. These shares are subject to amended lock-up provisions that allow our company to sell all of the remaining shares after January 29, 2025.

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

Thomson Reuters Reports First-Quarter 2024 Results

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

As of September 30, 2023, Thomson Reuters amended its definition of adjusted earnings to exclude amortization from acquired computer software. While the company has always excluded amortization from acquired identifiable intangible assets other than computer software from its definition of adjusted earnings, this change aligns its treatment of amortization for all acquired intangible assets. Prior period amounts were revised for comparability.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2024 Outlook” section, and the statements regarding the company’s anticipated completion of its buyback program in the second quarter of 2024, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-35 in the “Risk

Thomson Reuters Reports First-Quarter 2024 Results

Factors” section of the company’s 2023 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2024 outlook see page 67 of the company’s 2023 annual report. The company’s annual report was filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 979 4272 gehna.singhkareckas@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2024 results and its 2024 business outlook today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2024 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2024	2023
CONTINUING OPERATIONS
Revenues	$1,885	$1,738
Operating expenses	(1,081)	(1,074)
Depreciation	(28)	(30)
Amortization of computer software	(153)	(118)
Amortization of other identifiable intangible assets	(25)	(25)
Other operating (losses) gains, net	(41)	17

Operating profit	557	508
Finance costs, net:
Net interest expense	(40)	(55)
Other finance income (costs)	22	(90)

Income before tax and equity method investments	539	363
Share of post-tax (losses) earnings in equity method investments	(8)	570
Tax expense	(67)	(196)

Earnings from continuing operations	464	737
Earnings from discontinued operations, net of tax	14	19

Net earnings	$478	$756

Earnings (loss) attributable to:
Common shareholders	$481	$756
Non-controlling interests	(3)	—
Earnings per share:
Basic earnings per share:
From continuing operations	$1.03	$1.56
From discontinued operations	0.03	0.04

Basic earnings per share	$1.06	$1.60

Diluted earnings per share:
From continuing operations	$1.03	$1.55
From discontinued operations	0.03	0.04

Diluted earnings per share	$1.06	$1.59

Basic weighted-average common shares	452,126,329	473,269,056

Diluted weighted-average common shares	452,827,063	474,162,799

Thomson Reuters Reports First-Quarter 2024 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31, 2024	December 31, 2023
Assets
Cash and cash equivalents	$1,901	$1,298
Trade and other receivables	1,040	1,122
Other financial assets	18	66
Prepaid expenses and other current assets	464	435

Current assets	3,423	2,921
Property and equipment, net	451	447
Computer software, net	1,500	1,236
Other identifiable intangible assets, net	3,199	3,165
Goodwill	7,285	6,719
Equity method investments	836	2,030
Other financial assets	426	444
Other non-current assets	629	618
Deferred tax	1,067	1,104

Total assets	$18,816	$18,684

Liabilities and equity
Liabilities
Current indebtedness	$941	$372
Payables, accruals and provisions	922	1,114
Current tax liabilities	354	248
Deferred revenue	928	992
Other financial liabilities	390	507

Current liabilities	3,535	3,233
Long-term indebtedness	2,879	2,905
Provisions and other non-current liabilities	689	692
Other financial liabilities	253	237
Deferred tax	425	553

Total liabilities	7,781	7,620

Equity
Capital	3,400	3,405
Retained earnings	8,712	8,680
Accumulated other comprehensive loss	(1,077)	(1,021)

Total equity	11,035	11,064

Total liabilities and equity	$18,816	$18,684

Thomson Reuters Reports First-Quarter 2024 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2024	2023(1)
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$464	$737
Adjustments for:
Depreciation	28	30
Amortization of computer software	153	118
Amortization of other identifiable intangible assets	25	25
Share of post-tax losses (earnings) in equity method investments	8	(570)
Deferred tax	(150)	(127)
Other	48	132
Changes in working capital and other items	(143)	(80)

Operating cash flows from continuing operations	433	265
Operating cash flows from discontinued operations	(1)	2

Net cash provided by operating activities	432	267

Investing activities
Acquisitions, net of cash acquired	(436)	(490)
Payments related to disposals of businesses and investments	(4)	—
Proceeds from sales of LSEG shares	1,244	2,293
Capital expenditures	(145)	(140)
Other investing activities	—	23
Taxes paid on sales of LSEG shares and disposals of businesses	(16)	(18)

Net cash provided by investing activities	643	1,668

Financing activities
Repayments of debt	(48)	—
Net borrowings (repayments) under short-term loan facilities	564	(361)
Payments of lease principal	(15)	(16)
Repurchases of common shares	(352)	(718)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(237)	(224)
Purchase of non-controlling interests	(380)	—
Other financing activities	(1)	5

Net cash used in financing activities	(470)	(1,315)

Translation adjustments	(2)	1

Increase in cash and cash equivalents	603	621
Cash and cash equivalents at beginning of period	1,298	1,069

Cash and cash equivalents at end of period	$1,901	$1,690

(1)	Amounts have been reclassified to reflect the current presentation.

Thomson Reuters Reports First-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2024	2023	2023
Earnings from continuing operations	$464	$737	$2,646
Adjustments to remove:
Tax expense	67	196	417
Other finance (income) costs	(22)	90	192
Net interest expense	40	55	152
Amortization of other identifiable intangible assets	25	25	97
Amortization of computer software	153	118	512
Depreciation	28	30	116

EBITDA	$755	$1,251	$4,132
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	8	(570)	(1,075)
Other operating losses (gains), net	41	(17)	(397)
Fair value adjustments*	2	13	18

Adjusted EBITDA(1)	$806	$677	$2,678

Adjusted EBITDA margin(1)	42.7%	38.8%	39.3%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2024	2023	2023
Net cash provided by operating activities	$432	$267	$2,341
Capital expenditures	(145)	(140)	(544)
Other investing activities	—	23	137
Payments of lease principal	(15)	(16)	(58)
Dividends paid on preference shares	(1)	(1)	(5)

Free cash flow(1)	$271	$133	$1,871

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year Ended December 31,
2023
Capital expenditures	$544
Remove: IFRS adjustment to cash basis	(12)

Accrued capital expenditures(1)	$532

Accrued capital expenditures as a percentage of revenues(1)	7.8%

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2024	2023	2023
Net earnings	$478	$756	$2,695
Adjustments to remove:
Fair value adjustments*	2	13	18
Amortization of acquired computer software	38	7	72
Amortization of other identifiable intangible assets	25	25	97
Other operating losses (gains), net	41	(17)	(397)
Interest benefit impacting comparability(2)	—	—	(12)
Other finance (income) costs	(22)	90	192
Share of post-tax losses (earnings) in equity method investments	8	(570)	(1,075)
Tax on above items(1)	(32)	110	265
Tax items impacting comparability(1)(2)	(11)	—	(172)
Earnings from discontinued operations, net of tax	(14)	(19)	(49)
Interim period effective tax rate normalization(1)	(9)	2	—
Dividends declared on preference shares	(1)	(1)	(5)

Adjusted earnings(1)(3)	$503	$396	$1,629

Adjusted EPS(1)(3)	$1.11	$0.84

Total change	32%
Foreign currency	0%
Constant currency	32%
Diluted weighted-average common shares (millions)	452.8	474.2

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)			Year-ended December 31,
			2023
Adjusted earnings			$1,629
Plus: Dividends declared on preference shares			5
Plus: Tax expense on adjusted earnings			324

Pre-tax adjusted earnings			$1,958

IFRS tax expense			$417
Remove tax related to:
Amortization of acquired computer software			17
Amortization of other identifiable intangible assets			22
Share of post-tax earnings in equity method investments			(253)
Other finance costs			31
Other operating gains, net			(81)
Other items			(1)

Subtotal—Remove tax expense on pre-tax items removed from adjusted earnings			(265)
Remove: Tax items impacting comparability			172

Total—Remove all items impacting comparability			(93)

Tax expense on adjusted earnings			$324

Effective tax rate on adjusted earnings			16.5%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.
(2)	The year ended December 31, 2023, included the release of tax and interest reserves due to the expiration of statutes of limitation.
(3)	The adjusted earnings impact of non-controlling interests, which was applicable only to the three-month period ended March 31, 2024, was not material.

Thomson Reuters Reports First-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,		Change
	2024	2023	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$721	$714	1%	0%	1%	-6%	7%
Corporates	507	435	17%	1%	16%	4%	12%
Tax & Accounting Professionals	328	282	16%	-1%	17%	3%	14%

“Big 3” Segments Combined(1)	1,556	1,431	9%	0%	9%	-1%	10%
Reuters News	210	175	20%	0%	21%	4%	17%
Global Print	124	138	-10%	0%	-10%	0%	-10%
Eliminations/Rounding	(5)	(6)

Revenues	$1,885	$1,738	8%	0%	8%	-1%	9%

Recurring Revenues
Legal Professionals	$698	$672	4%	0%	4%	-4%	7%
Corporates	370	326	13%	1%	13%	2%	11%
Tax & Accounting Professionals	199	176	13%	-1%	14%	0%	14%

“Big 3” Segments Combined(1)	1,267	1,174	8%	0%	8%	-2%	9%
Reuters News	164	155	6%	-1%	7%	3%	4%
Eliminations/Rounding	(5)	(6)

Total Recurring Revenues	$1,426	$1,323	8%	0%	8%	-1%	9%

Transactions Revenues
Legal Professionals	$23	$42	-46%	-2%	-44%	-49%	4%
Corporates	137	109	26%	0%	26%	10%	16%
Tax & Accounting Professionals	129	106	22%	-1%	23%	8%	15%

“Big 3” Segments Combined(1)	289	257	13%	-1%	13%	-1%	14%
Reuters News	46	20	127%	1%	126%	16%	110%

Total Transactions Revenues	$335	$277	21%	-1%	22%	0%	22%

	Year Ended
	December 31,		Change
	2023	2022	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,807	$2,803	0%	0%	0%	-6%	6%
Corporates	1,620	1,536	5%	0%	5%	-2%	7%
Tax & Accounting Professionals	1,058	986	7%	-2%	9%	-1%	10%

“Big 3” Segments Combined(1)	5,485	5,325	3%	0%	4%	-4%	7%
Reuters News	769	733	5%	0%	5%	1%	4%
Global Print	562	592	-5%	-1%	-4%	-1%	-3%
Eliminations/Rounding	(22)	(23)

Revenues	$6,794	$6,627	3%	0%	3%	-3%	6%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding. The three months ended March 31, 2023 reflects a revision of $3 million between recurring and transactions revenues within the Corporates segment.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2024 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended
	March 31,		Change
	2024	2023	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$342	$318	7%	-1%	8%
Corporates	193	154	26%	1%	25%
Tax & Accounting Professionals	181	149	21%	-1%	22%

“Big 3” Segments Combined(1)	716	621	15%	0%	16%
Reuters News	60	29	105%	-4%	109%
Global Print	47	50	-6%	1%	-7%
Corporate costs	(17)	(23)	n/a	n/a	n/a

Adjusted EBITDA	$806	$677	19%	0%	19%

Adjusted EBITDA Margin(1)
Legal Professionals	47.4%	44.6%	280 bp	-30 bp	310 bp
Corporates	37.8%	35.1%	270 bp	10 bp	260 bp
Tax & Accounting Professionals	55.0%	51.4%	360 bp	0 bp	360 bp
“Big 3” Segments Combined(1)	45.8%	43.1%	270 bp	-20 bp	290 bp
Reuters News	28.3%	16.6%	1170 bp	-20 bp	1190 bp
Global Print	38.2%	36.5%	170 bp	40 bp	130 bp
Adjusted EBITDA margin	42.7%	38.8%	390 bp	0 bp	390 bp

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

Three months ended, March 31, 2024
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$721	—	$721	$342	47.4%
Corporates	507	$3	510	193	37.8%
Tax & Accounting Professionals	328	—	328	181	55.0%

“Big 3” Segments Combined	1,556	3	1,559	716	45.8%
Reuters News	210	1	211	60	28.3%
Global Print	124	—	124	47	38.2%
Eliminations/ Rounding	(5)	—	(5)	—	n/a
Corporate costs	—	—	—	(17)	n/a

Consolidated totals	$1,885	$4	$1,889	$806	42.7%

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2024 Results

Three months ended, March 31, 2023
	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$714	—	$714	$318	44.6%
Corporates	435	$2	437	154	35.1%
Tax & Accounting Professionals	282	7	289	149	51.4%

“Big 3” Segments Combined	1,431	9	1,440	621	43.1%
Reuters News	175	—	175	29	16.6%
Global Print	138	—	138	50	36.5%
Eliminations/ Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(23)	n/a

Consolidated totals	$1,738	$9	$1,747	$677	38.8%

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

n/a: not applicable

Thomson Reuters Corporation

“Big 3” Segments and Consolidated Adjusted EBITDA(1) and the Related Margins(1)

(millions of U.S. dollars, except for margins)

(unaudited)

Year Ended December 31, 2023
Adjusted EBITDA(1)
Legal Professionals	$1,299
Corporates	619
Tax & Accounting Professionals	490

“Big 3” Segments Combined(1)	2,408
Reuters News	172
Global Print	213
Corporate costs	(115)

Adjusted EBITDA	$2,678

“Big 3” Segments Combined(1)
Adjusted EBITDA	$2,408
Revenues, excluding $15 million of fair value adjustments to acquired deferred revenue	$5,500
Adjusted EBITDA margin	43.8%
Consolidated(1)
Adjusted EBITDA	$2,678
Revenues, excluding $16 million of fair value adjustments to acquired deferred revenue	$6,810
Adjusted EBITDA margin	39.3%

(1)	Refer to page 18 for additional information on non-IFRS financial measures.

Thomson Reuters Reports First-Quarter 2024 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired computer software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in our computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.